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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO/A

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                         CAPSTEAD MORTGAGE CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))

                     CAPSTEAD MORTGAGE CORPORATION (ISSUER)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                 (14067E 40 7)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ANDREW F. JACOBS
                       EXECUTIVE VICE PRESIDENT - FINANCE
                         CAPSTEAD MORTGAGE CORPORATION
                    8401 NORTH CENTRAL EXPRESSWAY, SUITE 800
                              DALLAS, TEXAS 75225
                                 (214) 874-2323

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                             FILING THE STATEMENT)

                                    COPY TO:
                                  DAVID BARBOUR
                             ANDREWS & KURTH L.L.P.
                          1717 MAIN STREET, SUITE 3700
                               DALLAS, TEXAS 75201
                                 (214) 659-4400

                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION: *$63,750,000         AMOUNT OF FILING FEE: $12,750**

         *FOR PURPOSES OF CALCULATING FEE ONLY. ASSUMES THE PURCHASE OF
                      5,000,000 SHARES AT $12.75 PER SHARE.

            **THIS AMOUNT WAS PREVIOUSLY PAID IN CONNECTION WITH THE
                       ORIGINAL FILING OF THIS SCHEDULE TO
                             ON FEBRUARY 16, 2001.



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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   $12,750            Form or Registration No.: 005-37849
Filing Party: Capstead Mortgage Corporation  Date Filed:  February 16, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third-party tender offer subject to Rule14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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         This Amendment to the Issuer Tender Offer Statement on Schedule TO
relates to the offer by Capstead Mortgage Corporation, a Maryland corporation, to purchase up to 5,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $0.01 per share at a purchase price of $12.75 per share, net to the seller in cash, without interest thereon, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 16, 2001, and the related Letter of Transmittal.

ITEM 12.

         Exhibit (a)(7) under Item 12 is hereby amended to remove all references to the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Pursuant to Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended, the Reform Act does not apply to statements made in connection with a tender offer.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2001

                                   CAPSTEAD MORTGAGE CORPORATION




                                   By:  /s/ Andrew F. Jacobs
                                        ----------------------------------------
                                            Andrew F. Jacobs
                                            Executive Vice President - Finance




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